SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-35223
_______________________

BioLineRx Ltd.
(Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On September 18, 2022, BioLineRx Ltd. (the “Company”) entered into definitive agreements (the “Purchase Agreement”) with certain institutional investors providing for the issuance and sale in a registered direct offering of 13,636,365 of the Company’s American Depositary Shares (the “ADSs”) and warrants to purchase up to an aggregate of 13,636,365 ADSs (the “Investor Warrants”), at a combined purchase price of $1.10 per ADS and associated Investor Warrant, for aggregate gross proceeds of approximately $15 million, excluding any proceeds that may be received upon exercise of the Investor Warrants. Each ADS represents fifteen (15) ordinary shares, par value NIS 0.10 per share, of the Company.

The offering is expected to close on or about September 21, 2022, subject to the satisfaction of customary closing conditions.

Each Investor Warrant will be immediately exercisable upon issuance and will expire on September 21, 2027. The exercise price of each Investor Warrant is $1.15 per ADS, subject to adjustment as set forth therein. The Investor Warrants may be exercised on a cashless basis if at the time of exercise thereof there is no effective registration statement registering the ADSs underlying the Investor Warrants.

Under the Purchase Agreement, the Company has agreed not to (i) enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or (ii) file any registration statement or amendment or supplement thereto, for a period of 90 days following the closing of the offering, subject to certain customary exceptions. In addition, subject to a limited exception, the Purchase Agreement provides that for a period of one year following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a placement agent fee equal to 7% of the gross proceeds from the sale of the ADSs and associated warrants in the offering, a management fee equal to 1% of the gross proceeds from the sale of the ADSs in the offering, a non-accountable expense allowance of $60,000 and clearing fees of $15,950. The Placement Agent or its designees will also receive warrants (the “Placement Agent Warrants”) on substantially the same terms as the investors in the offering in an amount equal to 5% of the aggregate number of ADSs sold in the offering, or 681,818 ADSs, at an exercise price of $1.375 per ADS and expiration date of September 18, 2027.

The securities described above and to be issued in the registered direct offering are being issued pursuant to a prospectus supplement dated as of September 18, 2022 which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-251857) (the “Registration Statement”), which became effective on January 11, 2021, and the base prospectus dated as of January 11, 2021 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs, ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Purchase Agreement, Investor Warrants and Placement Agent Warrants are subject to, and qualified in their entirety by the complete text of such documents attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinions of Yigal Arnon & Co. and McDermott Will & Emery LLP relating to the legality of the securities are attached as Exhibit 5.1 and Exhibit 5.2 hereto.

The Company previously announced the offering in a press release issued on September 19, 2022, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about September 21, 2022. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit No.	Description

5.1	Opinion of Yigal Arnon & Co.

5.2	Opinion of McDermott Will & Emery LLP

10.1	Form of Securities Purchase Agreement dated as of September 18, 2022 between BioLineRx Ltd. and the investors listed therein

10.2	Form of Warrant to be issued by BioLineRx Ltd. on September 21, 2022

10.3	Form of Placement Agent Warrant to be issued by BioLineRx Ltd. on September 21, 2022

23.1	Consent of Yigal Arnon & Co. (contained in Exhibit 5.1)

23.2	Consent of McDermott Will & Emery LLP (contained in Exhibit 5.2)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: September 21, 2022